EXHIBIT 99.1

Caledonia Mining Corporation Plc: Blanket Mine Q4 and FY 2023 Production and 2024 Guidance

Stable production at Blanket with continued focus on expansion

ST HELIER, Jersey, Jan. 12, 2024 (GLOBE NEWSWIRE) -- Caledonia Mining Corporation Plc ("Caledonia" or the "Company") (NYSE AMERICAN, AIM and VFEX: CMCL) announces Blanket Mine ("Blanket") production for the quarter and year ended December 31, 2023.  The Company also provides guidance for the year to December 31, 2024 in respect of production, costs and capital expenditure. All production numbers are expressed on a 100 per cent basis and based on final assays from the refiner.

Mark Learmonth, Chief Executive Officer, said:

“I am pleased that, after a challenging first half, we successfully met production guidance for the year, producing 75,416 gold ounces. Our 2024 guidance of 74,000 to 78,000 ounces assumes that Blanket will broadly maintain the production rate achieved in 2023 and reflects the prudent decision to suspend mining in lower margin areas which include lower grades and volumes, and higher costs.

“Our significant investment in Blanket over the past seven years and completion of the Central Shaft has nearly doubled production, extended the mine life and allowed the restart of underground exploration in 2023; in July we announced that the Eroica zone persists to depth and grades are significantly higher than previously thought. We continue to progress with the underground exploration programme and we expect to publish further exploration results in the first quarter of 2024 and a revised resource statement in the following quarter.

“Our wider capital expenditure programme continues to focus on unlocking value and delivering our multi-asset growth pipeline in Zimbabwe with Motapa and Bilboes, whilst maintaining a disciplined focus on cost and capital allocation. We continue to progress our feasibility studies for the Bilboes sulphide project with a view to determining the best option for Caledonia stakeholders, and I look forward to providing an update in due course.”

Production Summary and 2024 Guidance

  Annual gold production at Blanket of 75,416 oz in 2023, in line with guidance
  Quarterly gold production at Blanket of 20,172 oz in Q4 2023
  2024 gold production guidance at Blanket of 74,000 to 78,000oz1
  Budgeted capital expenditure for the group in 2024 is $34.4m, which includes planned exploration at Motapa and further work on the Bilboes feasibility studies
  On-mine cost guidance at Blanket of between $870 and $970/oz
  All-in sustaining cost guidance of between $1,370 and $1,470/oz

Anticipated group capital expenditure of $34.4m includes approximately $20m of sustaining investment (which is included in all-in sustaining cost guidance) and $14.4m of expansion expenditure, which includes investment in a new tailings storage facility with a life of approximately 12 years and further underground development. Expansion expenditure also includes $2m on preliminary exploration at Motapa and $3.5m on further work on the Bilboes feasibility studies.

On-mine costs are expected to be consistent with costs incurred in 2023.

Caledonia continues to work on the feasibility studies in respect of the Bilboes sulphide project to determine the optimal implementation strategy for the project. This work includes updating the existing feasibility study for a project producing approximately 170,000oz of gold per annum and work on an alternative phased approach to the project.

Craig James Harvey, MGSSA, MAIG, Caledonia Vice President, Technical Services, has reviewed and approved the scientific and technical information contained in this news release. Craig James Harvey is a "Qualified Person" as defined by each of (i) the Canadian Securities Administrators' National Instrument 43-101 - Standards of Disclosure for Mineral Projects and (ii) sub-part 1300 of Regulation S-K of the U.S. Securities Act.

Enquiries:

Caledonia Mining Corporation Plc Mark Learmonth Camilla Horsfall	Tel: +44 1534 679 800 Tel: +44 7817 841 793

Cavendish Capital Markets Limited (Nomad and Joint Broker) Adrian Hadden Pearl Kellie	Tel: +44 207 397 1965 Tel: +44 131 220 9775

Liberum Capital Limited (Joint Broker) Scott Mathieson/Kane Collings	Tel: +44 20 3100 2000

Camarco, Financial PR (UK) Gordon Poole Julia Tilley Elfie Kent	Tel: +44 20 3757 4980

3PPB (Financial PR, North America) Patrick Chidley Paul Durham	Tel: +1 917 991 7701 Tel: +1 203 940 2538

Curate Public Relations (Zimbabwe) Debra Tatenda	Tel: +263 77802131

IH Securities (Private) Limited (VFEX Sponsor - Zimbabwe) Lloyd Mlotshwa	Tel: +263 (242) 745 119/33/39

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1 Refer to the technical report entitled "NI 43-101 Technical Report on the Blanket Gold Mine, Zimbabwe" with effective date September 1, 2022 prepared by Minxcon (Pty) Ltd filed by the Company on SEDAR (www.sedar.com) on March 13, 2023

Note: The information contained within this announcement is deemed by the Company to constitute inside information under the Market Abuse Regulation (EU) No. 596/2014 (“MAR”) as it forms part of UK domestic law by virtue of the European Union (Withdrawal) Act 2018 and is disclosed in accordance with the Company's obligations under Article 17 of MAR.

Cautionary Note Concerning Forward-Looking Information
Information and statements contained in this news release that are not historical facts are “forward-looking information” within the meaning of applicable securities legislation that involve risks and uncertainties relating, but not limited, to Caledonia’s current expectations, intentions, plans, and beliefs. Forward-looking information can often be identified by forward-looking words such as “anticipate”, “believe”, “expect”, “goal”, “plan”, “target”, “intend”, “estimate”, “could”, “should”, “may” and “will” or the negative of these terms or similar words suggesting future outcomes, or other expectations, beliefs, plans, objectives, assumptions, intentions or statements about future events or performance. The forward-looking information contained in this news release is based, in part, on assumptions and factors that may change or prove to be incorrect, thus causing actual results, performance or achievements to be materially different from those expressed or implied by forward-looking information. Such factors and assumptions include, but are not limited to: the successful implementation of mine plans, the establishment of estimated resources and reserves, the grade and recovery of minerals which are mined varying from estimates, success of future exploration and drilling programs, reliability of drilling, sampling and assay data, the representativeness of mineralization being accurate, success of planned metallurgical test-work, capital availability and accuracy of estimated operating costs, obtaining required governmental, environmental or other project approvals, inflation, changes in exchange rates, fluctuations in commodity prices, delays in the development of projects and Caledonia’s experience of project development in Zimbabwe and other factors.

To the extent any forward-looking information herein constitutes a financial outlook or future oriented financial information, any such statement is made as of the date hereof and included herein to provide prospective investors with an understanding of the Company's plans and assumptions. Security holders, potential security holders and other prospective investors should be aware that these statements are subject to known and unknown risks, uncertainties and other factors that could cause actual results to differ materially from those suggested by the forward-looking statements. Such factors include, but are not limited to: risks relating to estimates of mineral reserves and mineral resources proving to be inaccurate, fluctuations in gold price, risks and hazards associated with the business of mineral exploration, development and mining, risks relating to the credit worthiness or financial condition of suppliers, refiners and other parties with whom the Company does business; inadequate insurance, or inability to obtain insurance, to cover these risks and hazards, employee relations; relationships with and claims by local communities and indigenous populations; political risk; risks related to natural disasters, terrorism, civil unrest, public health concerns (including health epidemics or outbreaks of communicable diseases such as the coronavirus (COVID-19)); availability and increasing costs associated with mining inputs and labour; the speculative nature of mineral exploration and development, including the risks of obtaining or maintaining necessary licenses and permits, diminishing quantities or grades of mineral reserves as mining occurs; global financial condition, the actual results of current exploration activities, changes to conclusions of economic evaluations, and changes in project parameters to deal with unanticipated economic or other factors, risks of increased capital and operating costs, environmental, safety or regulatory risks, expropriation, the Company’s title to properties including ownership thereof, increased competition in the mining industry for properties, equipment, qualified personnel and their costs, risks relating to the uncertainty of timing of events including targeted production rate increase and currency fluctuations. Security holders, potential security holders and other prospective investors are cautioned not to place undue reliance on forward-looking information. By its nature, forward-looking information involves numerous assumptions, inherent risks and uncertainties, both general and specific, that contribute to the possibility that the predictions, forecasts, projections and various future events will not occur. Caledonia undertakes no obligation to update publicly or otherwise revise any forward-looking information whether as a result of new information, future events or other such factors which affect this information, except as required by law.

This news release is not an offer of the shares of Caledonia for sale in the United States or elsewhere. This news release shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of the shares of Caledonia, in any province, state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such province, state or jurisdiction.